                                    Exhibit A

                              EMPLOYMENT AGREEMENT

     EMPLOYMENT AGREEMENT (the "Agreement"), dated January __, 1996 between SCS/Compute, Inc. (the "Company") and Robert W. Nolan, Sr. (the "Executive").

     The Executive has served as a key executive of the Company and in recognition thereof it is the desire of the Company and the Executive to enter into this Agreement in order to provide the Executive with the opportunity to share in the long-term growth of the Company, and to reward him for his future contributions to the success of the Company on the terms and subject to the conditions hereinafter set forth.

     Accordingly, the parties agree as follows:

1.   Employment, Duties and Acceptance.

         1.1 Employment by the Company. The Company agrees to employ the Executive for the Term (as defined in Section 2) as President and Chief Executive Officer to perform such duties as the Executive shall reasonably be directed to perform by the Chief Executive Officer of Research Institute of America Group (the "CEO of RIAG"). Such duties shall initially include the current duties performed by the Executive for the Company and such duties shall at all times include such other and further duties as shall be reasonably assigned to the Executive by the CEO of RIAG consistent with Executive's experience. Notwithstanding any provision of this Section 1 to the contrary, the Executive shall have no authority to do any of the following on behalf of the Company other than with the express approval of the CEO of RIAG:

     (a) Promulgate annual business plans for the Company, including, without limitation, budgets, operating plans and strategic plans;

     (b)  Make any business or product acquisition;

     (c)  Make any capital expenditure in excess of $25,000;

     (d)  Make any sale or divestiture of any asset;

     (e)  Enter into any real estate lease; and

     (f) Enter into any other contract, including, without limitation, software license and consulting agreements, in excess of $50,000;

provided, however, that in the event, and to the extent that, the aforementioned limitations are modified with respect to executives at other operating entities of Thomson U.S. Holdings Inc. and its affiliates ("Thomson") such limitations will also be altered with respect to the Executive.

         1.2 Acceptance of Employment by the Executive. The Executive accepts such employment and shall render the services described above.

         1.3 Place of Employment. The Executive's principal place of employment shall be in the St. Louis, Missouri area, subject to such reasonable travel as the rendering of the services hereunder may require and subject to the Executive's consent to be transferred elsewhere.

     2. Term of Employment. This Agreement shall take effect, and the term of the Executive's employment under this Agreement shall commence, as of the Effective Time (as defined in the merger agreement (the "Merger Agreement") dated December 20, 1995 among Thomson U.S. Holdings Inc., SCS Subsidiary Inc. and SCS/Compute, Inc. (the "Effective Date") and shall end on December 31, 2000 subject to the terms set forth in Section 4.1 hereof (the "Term").

     3.  Compensation.

         3.1 Salary. As compensation for all services to be rendered pursuant to this Agreement, during the Term the Company shall pay the Executive a salary at the annual rate of $260,000 payable in accordance with the payroll policies of the Company as from time to time in effect, less such deductions as shall be required to be withheld by applicable law and regulations. The Executive's salary shall be increased on each December 31st during the Term in an amount determined with reference to the increase in the consumer price index for all urban consumers in the St. Louis, Missouri area for the prior calendar year.

         3.2 Employee Benefits, Vacation and Expenses. The Executive shall be entitled (i) to participate in the employee benefit plans of the Company, subject to the terms of such plans, (ii) to receive four weeks of paid vacation during each year of the Term, subject to appropriate scheduling thereof, and (iii) to be reimbursed for expenses actually incurred or paid by the Executive during the Term in the performance of the Executive's services under this Agreement to the extent that, and upon the same terms as, the Company may, in its discretion, provide such benefit plans, vacation days and expense reimbursement to other key executives of the Company.

         3.3 Incentive Payments. In addition to the salary referred to in
Section 3.1 above and subject to the terms of this Section 3.3, Section 3.5 below and Schedules 1 and 2 attached to this Agreement, the Executive shall also be eligible to receive from the Company:

         (a) an annual incentive payment (the "Annual Bonus") in respect of each calendar year of the Term (for purposes of this Section 3.3 the period from the Effective Date through December 31, 1996 shall be deemed the first calendar year of the Term) with such Annual Bonus to be calculated and payable in accordance with the provisions of Schedule 1 attached hereto, which Schedule 1 may be amended during the Term by agreement of the Executive and the CEO of RIAG or his designee, subject to approval by Thomson; and

         (b) a long-term incentive payment ("LTIP") in respect of each of the three years during the Term ending December 31, 1998, 1999 and 2000, with each such LTIP payment to be calculated and payable in accordance with the provisions of Schedule 2 attached hereto, which Schedule 2 may be amended during the Term by agreement of the Executive and the CEO of RIAG, subject to approval by Thomson.

         3.4 No Distortion. The Executive agrees that he has a fiduciary responsibility not to jeopardize the ongoing success of the Company in any one year and hereby agrees to maintain expenses sufficient to manage the business of the Company in which he is engaged for both the present and future during the Term.

         3.5 Effect of Termination on the Bonuses. Except as specified below, in the event of a termination of employment by the Executive or by the Company in accordance with the terms of this Agreement, the Company shall not be obligated to pay to the Executive any further Annual Bonus or LTIP (or any outstanding portion thereof). In the event of the termination of this Agreement prior to its expiration by the Company under clause (a), (b) or (h) of Section 4.1, the Company shall pay the Executive or the Executive's representative, as appropriate, promptly following termination any Annual Bonus the Executive would have received under Section 3.3(a) for the year in which the termination took place based on the Approved Budget (as defined below) for such year and, if such termination occurs in the second or third year of the Term, a prorated portion (on a per diem basis) of any LTIP the Executive would have received under
Section 3.3(a) in the third year of the Term based on the Approved Budget for such year, or, if such termination occurs in the fourth or fifth year of the Term, any LTIP the Executive would have received under Section 3.3(a) for the year in which the termination took place based on the Approved Budget for such year. "Approved Budget" shall mean the detailed financial forecast of revenues, operating income and management cash of the Company as approved by the CEO of RIAG. The Approved Budget shall be prepared on or about January 1 of each year during the Term and shall be adjusted during each such year to reflect changes in underlying business conditions.

         4.  Termination.

         4.1 Events of Termination. The Company may terminate this Agreement prior to the expiration of the Term upon the occurrence of any of the following events:

             a)   the death of the Executive;
             b)   the Disability (as hereinafter defined) of the Executive;
             c)   the conviction of the Executive of any felony;
             d) the gross neglect or willful misconduct of the Executive in connection with the performance of his duties hereunder, or a willful failure to follow a reasonable directive of the CEO of RIAG not inconsistent with the other provisions of this Agreement;

             e) a material breach by the Executive of any of the provisions of this Agreement;

             f) the commission by the Executive of any act or acts of dishonesty reasonably determined by the CEO of RIAG to render the Executive unfit for continued employment with the Company; or

             g) the failure of the Company to meet minimum financial performance criteria as indicated on Schedule 3 attached hereto, which Schedule 3 may be amended during the Term by agreement of the Executive and the CEO of RIAG, subject to approval by Thomson; and

             h)   for any other reason;

provided that termination of this Agreement under clauses (b) through (h) shall be made upon written notice to the Executive by the Company. The Executive may terminate this Agreement at any time for any reason upon written notice to the Company. The term "Disability" shall mean, with respect to the Executive, that the Company determines reasonably that due to physical or mental disability, whether total or partial, the Executive is or will be substantially unable to perform his services hereunder for (i) a period of 180 consecutive days, or (ii) shorter periods aggregating 180 days during any continuous one year period.

         4.2 Effect of Termination. If the Company or the Executive terminates this Agreement pursuant to Section 4.1 hereof, this Agreement shall become null and void and have no further force or effect, except as otherwise provided herein, and except that Sections 5, 6 and 7 shall survive any such termination of this Agreement. If this Agreement is terminated by the Company pursuant to clause (c), (d), (e) or (f) of Section 4.1 or by the Executive for any reason on or before December 31, 1997, the Executive shall be entitled only to payment of his then current base salary pursuant to Section 3.1 through the date of termination. If this Agreement is terminated by the Company pursuant to clause
(a), (b), (g), or (h) of Section 4.1, the Executive shall be entitled to payment of his base salary pursuant to Section 3.1 for two years following the date of such termination and the amounts, if any, payable under Section 3.5. If the Agreement is terminated by the Executive for any reason following December 31, 1997 and prior to expiration of the Term, the Executive shall be entitled to payment of his base salary pursuant to Section 3.1 for one year following the date of such termination.

         4.3 Consulting Services Beyond the Term. The Company and the Executive agree that the Executive and Thomson Information Services, Inc. shall enter into a consulting agreement which shall be executed in substantially the form attached hereto as Attachment A and shall be effective upon the earlier of expiration of the Term hereunder or termination of Executive's employment prior to expiration of the Term pursuant to Section 4.1.

         5.  Certain Covenants of the Executive.

         5.1 Covenants. The Executive acknowledges that (i) the Company is engaged and in the future will be engaged in the business of developing, designing, publishing and selling compliance and other information products and services for tax and accounting professionals as well as products and services for third parties that integrate with products and services used by tax and accounting professionals (all of the foregoing shall include, without limitation, software, databases and consulting services of the type provided by the Company) (the foregoing, together with any other businesses related to tax and accounting professionals that the Company or its affiliates may engage in from the date hereof to the date of the termination of this Agreement for which the Executive has management responsibility under this Agreement, being hereinafter referred to as the "Company Business"); (ii) his services to the Company will be special and unique; (iii) his work for the Company will give him access to trade secrets of and confidential information concerning the Company;
(iv) the Company Business is national in scope; (v) the Company would not have entered into this Agreement but for the agreements and covenants contained in this Section 5; and (vi) the agreements and covenants contained in this Section 5 are essential to protect the business and goodwill of the Company. In order to induce the Company to enter into this Agreement, the Executive covenants and agrees that:

             5.1.1 Restrictive Covenants. In consideration for the payments to the Executive contemplated hereunder, during the Term hereof and for a period equal to three years after the termination or expiration of the Executive's employment with the Company (the "Restricted Period"), the Executive shall not, other than as specifically provided in this Agreement, directly or indirectly,
(i) engage in the Company Business or a business competitive with the Company Business; (ii) assist any person in conducting a business competitive with the Company Business, provided, however, that this is not intended to restrict the Executive's ownership of up to 5% of the securities of a publicly traded company that engages in the Company Business; (iii) interfere with business relationships (whether formed heretofore or hereafter) between the Company and customers of or suppliers to the Company Business; and provided further that the obligations of the Executive pursuant to this Section 5.1.1 shall terminate after the second year of the Restricted Period. The Executive agrees that, in the event of a breach or threatened breach by the Executive of this section, the Company shall be entitled to injunctive relief restraining the Executive from engaging in any of the aforesaid prohibited activities. Nothing hereunder, however, shall be construed as prohibiting the Company from pursuing any other remedies available to it in law or in equity.

             5.1.2 Confidential Information; Personal Relationships. During and after the Restricted Period, the Executive shall keep secret and retain in strictest confidence, and shall not use for the benefit of himself or others, except in connection with the business and affairs of the Company and its affiliates, all confidential information relating to the Company Business or to the Company or to the business of any of the Company's affiliates, including, but not limited to, "know-how," trade secrets, customer lists, subscription lists, details of consultant contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisition plans, technical processes, new personnel acquisition plans, processes, designs and design projects, inventions, software, source codes, object codes, system documentation and research projects and other business affairs relating to the Company Business or to any affiliate of the Company learned by the Executive heretofore or hereafter, and shall not disclose them to anyone outside of the Company and its affiliates, either during or after employment by the Company or any of its affiliates, except (i) as required in the course of performing his duties hereunder, or (ii) with the Company's express written consent, or (iii) pursuant to legal process. Notwithstanding the foregoing, the obligations of the Executive pursuant to this Section 5.1.2 shall not apply to confidential information:

         (a) which at the date hereof or thereafter becomes a matter of public knowledge without breach by the Executive of this Agreement; or

         (b) which is obtained by the Executive from a person other than the Company or an affiliate of the Company who is under no obligation of confidentiality to the Company.

             5.1.3 Employees and Consultants of the Company. During the Restricted Period, the Executive shall not, directly or indirectly, (a) hire, solicit or encourage any employee to leave the employment of the Company or any of its affiliates, (b) hire or enter into a consulting relationship with any such employee who has left the employment of the Company or any of its affiliates within three months of the termination of such employee's employment with the Company or any of its affiliates, (c) solicit or encourage any consultant to terminate a consulting relationship with the Company or any of its affiliates or (d) hire or enter into a consulting relationship with any such consultant who has terminated a consulting relationship related to the Company Business with the Company or any of its affiliates within three months of the termination of such consultant's relationship with the Company or any of its affiliates; provided, however, that no provision of this Section 5.1.3 shall prohibit any action the Executive may take with respect to Robert W. Nolan, Jr..

             5.1.4 Consequence of Termination. Upon termination of the Executive's employment with the Company, all documents, records, notebooks, and similar repositories of or containing trade secrets or intellectual property then in the Executive's possession, including copies thereof, whether prepared by the Executive or others, will be promptly returned to or left with the Company.

         5.2 Rights and Remedies upon Breach. If the Executive breaches, or threatens to commit a breach of, any of the provisions of Section 5.1 (the "Restrictive Covenants"), the Company shall have the right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide adequate remedy to the Company. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity.

         5.3 Severability of Covenants. The Executive acknowledges and agrees that the Restrictive Covenants are reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that any of the Restrictive Covenants or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions.

         5.4 Blue-Pencilling. If any court determines that any of the Restrictive Covenants, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable and shall be enforced.

     6. Intellectual Property. The Company shall be the sole owner of all the products and proceeds of the Executive's services hereunder, including, but not limited to, all materials, ideas, concepts, formats, suggestions, developments, arrangements, packages, programs and other intellectual properties that the Executive may acquire, obtain, develop or create in connection with and during the term of the Executive's employment hereunder, free and clear of any claims by the Executive (or anyone claiming under the Executive) of any kind or character whatsoever. The Executive shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title and/or interest in or to any such properties.

     7.  Other Provisions.

         7.1 Consent to Jurisdiction and Service of Process. Any legal action, suit or proceeding in equity or in law arising out of or relating to this Agreement and the transactions contemplated hereby or thereby shall be instituted solely in any state or federal court in the state of Missouri and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that such party is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper, or that this Agreement may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law.

         7.2 Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or overnight courier, or sent by certified, registered or express mail, postage prepaid, and shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or overnight courier, or, if mailed, four days after the date of mailing, as follows:

         (i)  if to the Company, to:
              Euan Menzies
              Chief Executive Officer
              RESEARCH INSTITUTE OF AMERICA
              90 Fifth Avenue
              New York, NY  10011

              with a copy to:

              THE THOMSON CORPORATION

              Metro Center at One Station Place
              Stamford at One Station Place
              Stamford, CT  06902
              Attn:  General Counsel

         (ii) if to the Executive, to:

              Robert W. Nolan, Sr.
              14584 Whittington Court
              Chesterfield, MO  63017

Any party may by notice given in accordance with this Section to the other parties designate another address for receipt of notices hereunder.

         7.3 Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and, upon the Effective Date, supersedes all prior agreements with respect thereto, written or oral, including, without limitation, the Long Term Compensation Plan - Chief Executive Officer, effective February 1, 1995 and the FY '95 Executive Incentive Compensation Plan; provided, however, that to the extent not paid to the Executive prior to the Effective Date, the Company shall pay to the Executive an amount equal to that to which the Executive would have been entitled under the FY '95 Executive Incentive Compensation Plan.

         7.4 Waivers and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties and by Thomson, or, in the case of a waiver, by the party waiving compliance and, in the case of the Company, by Thomson. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

         7.5 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Missouri applicable to agreements made and to be performed entirely within such State.

         7.6 Assignment. This Agreement, and the Executive's rights and obligations hereunder, may not be assigned by the Executive. The Company may, without the Executive's consent, assign its rights, together with its obligations, under this Agreement in connection with any sale, transfer or other disposition of all or substantially all of its assets or business, whether by merger, consolidation or otherwise. This Agreement shall be binding on any successor to the Company.

         7.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         7.8 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                               SCS/COMPUTE, INC.

                               By:
                                  --------------------


                               Robert W. Nolan, Sr.


                               -----------------------


Accepted and Agreed to:

THOMSON INFORMATION
  SERVICES, INC.

By:
   -----------------------

                                   SCHEDULE 1

                                  Annual Bonus

A. Calculations: Revenue, Operating Income and Management Cash shall each be as determined in accordance with generally acceptable accounting principles consistently applied, calculated and certified by the chief financial officer of the Company and approved by the CEO of RIAG. The CEO of RIAG will deliver a certificate of determination of Revenue, Operating Income and Management Cash to the Executive no later than ninety days after the end of each respective calendar year during the Term.

     The financial targets included herein have been developed using the financial accounting policies adopted by the Company at the time of the Merger Agreement, utilizing a January 31 fiscal year end. The effect on the targets of any adjustments to these policies and a change to a calendar year end will be quantified and will adjust the targets as agreed between the CEO of RIAG and the Executive.

     Any payments of Annual Bonus amounts are funded out of the operating results of the Company and are included in the calculation of Operating Income to arrive at the Annual Bonus amount.

     The Annual Bonus amount will be calculated by applying the percentage bonus earned (using the financial targets in B. below and the pro forma bonus schedule in C. below) to the salary of the Executive in effect during the relevant calendar year.

     The Executive will not be eligible for any payments unless the "Floor" targets for both Revenue and Operating Income for the relevant year as identified in B. below are met or exceeded.

B.   Financial Targets

The financial targets for each fiscal year under the Agreement are as follow (note: 1996 relates to the fiscal year ending January 31, 1997, et seq.):

                           1996       1997       1998       1999       2000
                           ----       ----       ----       ----       ----
Revenue
-------
  "Target" Revenue      $22,300,   $24,530,   $26,983,   $29,681,   $32,649,
       Growth              12.6%      10.0%      10.0%      10.0%      10.0%

  "Floor" Revenue       $21,185,   $23,304,   $25,634,   $28,197,   $31,017,
  "Ceiling" Revenue     $25,000,   $27,500,   $30,250,   $33,275,   $36,600,

Operating Income
----------------
  "Target" OI            $4,400,    $5,550,    $6,604,    $7,420,    $8,162,
       Growth              67.3%      26.1%      19.0%      12.4%      10.0%
       Margin              19.7%      22.6%      24.5%      25.0%      25.0%

  "Floor" OI             $4,180,    $5,273,    $6,274,    $7,049,    $7,754,
  "Ceiling" OI           $6,000,    $6,875,    $7,563,    $8,319,    $9,150,

Management Cash
---------------
  "Target" Mgmt. Cash    $3,960,    $4,995,    $6,604,    $7,420,    $8,162,
       Growth              36.6%      26.1%      32.2%      12.4%      10.0%
       Conversion          90.0%      90.0%     100.0%     100.0%     100.0%

  "Floor" Cash               n/a        n/a        n/a        n/a        n/a
  "Ceiling" Cash         $5,400,    $6,188,    $7,563,    $8,319,    $9,150,

---------------
Note:  All dollar amounts are in thousands of U.S. dollars.

C.    Pro Forma Percentage Bonus Schedule

(i)   Percentage Bonus Schedule for 1996:

                 PLAN                           % BONUS EARNED


      %   Net Sales  Operating  Mgmt     Net Sales  Operating  Mgmt
Achieved  Revenue     Income    Cash     Revenue    Income     Cash  Total
--------  ---------  ---------  ----     ---------  ---------  ----  -----
FLOOR 95   $21,185,   $4,180,    n/a
      96   $21,408,   $4,224,    $3,802,  3.0       6.0        1.0     10.0
      97   $21,631,   $4,268,    $3,841,  6.0       12.0       2.0     20.0
      98   $21,854,   $4,312,    $3,881,  9.0       18.0       3.0     30.0
      99   $22,077,   $4,358,    $3,920,  12.0      24.0       4.0     40.0

TARGET     $22,300,   $4,400,    $3,960,  15.0      30.0       5.0     50.0

CEILING    $25,000,   $6,000,    $5,400,  30.0      60.0      10.0    100.0

In no event shall the percentage bonus earned exceed 100% of salary.

(ii) Percentage Bonus Schedule for years 1997 through 2000 will be prepared on a consistent basis with the Percentage Bonus Schedule for 1996 using the relevant financial targets for each of those years.

D. Treatment of Acquisitions: Acquisitions with revenues of up to $1.0 million will be included in the results of the ongoing operations at the Company and the targets used herein will not be adjusted. The targets used herein will be adjusted to include the Revenue, Operating Income and Management Cash included in the approved Thomson Board Papers for each acquisition with revenues in excess of $1.0 million.

E. Treatment of Changes in Operations: The targets used herein are based on the existing operations of the Company, as such may change in the ordinary course of business. The targets may be adjusted for any extraordinary changes including, but not limited to, product transfers to/from the Company and significant new investment in product development funded by Thomson.

F.   Payment: Payment of the Annual Bonus pursuant to Section 3.3(a) and this
Schedule 1 shall be made as soon as practicable after the determination of Revenue, Operating Income and Management Cash for the relevant period as provided above (but in no event later than ninety days after year end) and shall be subject to required withholdings.

                                   SCHEDULE 2

                                      LTIP

A. Calculations: Revenue and Operating Income shall each be as determined in accordance with generally acceptable accounting principles consistently applied, calculated and certified by the chief financial officer of the Company and approved by the CEO of RIAG. The CEO of RIAG will deliver a certificate of determination of Revenue and Operating Income to the Executive no later than ninety days after the end of each respective calendar year during the Term.

     The financial targets included herein have been developed using the financial accounting policies adopted by the Company at the time of the Merger Agreement, utilizing a January 31 fiscal year end. The effect on the targets of any adjustments to these policies and a change to a calendar year end will be quantified and will adjust the targets as agreed between the CEO of RIAG and the Executive.

     Any payments of LTIP amounts are funded out of the operating results of the Company and are included in the calculation of Operating Income to arrive at the LTIP amount.

     The LTIP amount will be calculated as provided below. The Executive will not be eligible for any payments unless the "Floor" targets as identified in B. below for the relevant year are met or exceeded.

B. LTIP Formula: Executive will be eligible to begin receiving payments of the LTIP if the minimum ("Floor") Revenue and Operating Income targets are achieved as outlined below. All dollar amounts are in thousands of U.S. dollars.

(i)      Targets (Floor) for Fiscal Year:

                                      1998      1999      2000
         Revenue                     $30,000,  $35,000,  $40,000,
         Operating Income            $ 7,500,  $ 8,750,  $10,000,
         Bonus for Achieving Target  $   250,  $   250,  $   250,

(ii) An incremental bonus of 20% of Operating Income in excess of Floor will also be payable.

         Example: In fiscal year 1996, if Revenue is $30,000 and Operating Income is $9,000, then the bonus equals:

               Bonus for achieving target:          $250,
               Incremental bonus at 20% of OI
                   amount over $7,500,              $300,
               Total Bonus                          $550,

(iii)   Treatment of Acquisitions:

   Revenues up to $1.0 Million:        Financial results will be added to the
                                       ongoing operations of the Company.
                                       Targets will not be adjusted.

   Revenues greater than $1.0 Million: Operating Income targets for each year of the Agreement will be increased by
                                       12% of the purchase price of the
                                       acquisition. Revenue targets will not
                                       be adjusted.

(iv) Treatment of Changes in Operations: The targets used herein are based on the existing operations of the Company, as such may change in the ordinary course of business. The targets may be adjusted for any extraordinary changes including, but not limited to, product transfers to/from the Company and significant new investment in product development funded by Thomson.

C. Payment: Payment of LTIP pursuant to Section 3.3(a) and this Schedule 2 shall be made as soon as practicable after the determination of Revenue and Operating Income for the relevant period as provided above (but in no event later than ninety days after year end) and shall be subject to required withholdings.

                                   SCHEDULE 3

Minimum Company Financial Performance Criteria:

The Company's minimum financial performance criteria require that Revenue and Operating Income for each calendar year during the Term must exceed the previous year's Revenue and Operating Income by at least 5% and 10% respectively. The calculation for 1996 will be based on the Company's fiscal year 1995 results, except that in no event will the minimum Revenue and Operating Income requirements for 1996 be less than $20 million and $3.75 million respectively. Notwithstanding the foregoing, if the minimum growth rates are not met but the Company's overall performance exceeds the financial targets included in Schedule 1 (Section B.), then the Company's financial performance will be considered acceptable for purposes of this Schedule.

                                  Attachment A

                              CONSULTING AGREEMENT

    CONSULTING AGREEMENT (the "Agreement"), dated January __, 1996 between Thomson Information Services, Inc. (the "Company") and Robert W. Nolan, Sr. (the "Consultant").

    The Consultant has served as a key executive of SCS/Compute, Inc., an affiliate of the Company, and in recognition thereof it is the desire of the Company and the Consultant to enter into this Agreement in order to ensure that the services and advice of the Consultant will be available to the Company for the term of the Agreement and to reward the Consultant for his continuing contributions to the success of the Company on the terms and subject to the conditions hereinafter set forth.

    Accordingly, the parties agree as follows:

    1. Consulting Engagement. The Company hereby engages the Consultant for the Consulting Period (as defined in Section 2) to perform such consulting, advisory and other services as the Consultant shall reasonably be requested to perform by the Chief Executive Officer of Research Institute of America Group. The Consultant hereby accepts such engagement and shall render the services described above.

    2. Consulting Period. This Agreement shall take effect, and the term of the Consultant's engagement under this Agreement shall commence, as of the earlier of the date of termination of Consultant's employment pursuant to Section 4.1 of the Employment Agreement between the Consultant and the Company dated January __, 1996 (the "Employment Agreement") and expiration of the Term of the Employment Agreement (as such term is defined in Section 2 of the Employment Agreement) (the "Effective Date") and shall end on the third anniversary of the Effective Date (the "Consulting Period").

    3. Compensation.

       3.1 Fee. As compensation for all services to be rendered during the Consulting Period pursuant to this Agreement, the Company shall pay the Consultant a total fee of $1,050,000. Such fee shall be payable in the following amounts at the following times: (i) during the period commencing on the Effective Date and ending on the second anniversary of the Effective Date, an annual amount of $400,000 payable monthly in arrears; and (ii) during the period commencing on the date immediately following the second anniversary of the Effective Date and ending on the third anniversary of the Effective Date, an annual amount of $250,000 payable monthly in arrears.

       3.2 Expenses. The Consultant shall be entitled to be reimbursed for reasonable expenses actually incurred or paid by the Consultant in the performance of the Consultant's services during the Consulting Period under this Agreement.

    4. Independent Contractor. The Consultant acknowledges that he is being retained by the Company as an independent contractor and not as an employee. The Company shall not exercise direction or control over the Consultant in his performance of services hereunder. Accordingly, the Consultant hereby acknowledges: (i) the Consultant shall be solely responsible for and shall file, on a timely basis, tax returns and payments required to be filed with or made to any relevant tax authorities with respect to his performance of services hereunder; (ii) the Company will not withhold any taxes from compensation paid by the Company to the Consultant during the Consulting Period unless legally required to do so; (iii) the Consultant will be responsible for providing his own office space; and (iv) the Company will not provide the Consultant during the Consulting Period with (a) life insurance, (b) health insurance, (c) long-term disability insurance or (d) any other employee benefits, rights or entitlements under any plans of the Company or of SCS/Compute, Inc.. The Company's only obligations under this Agreement are to pay the Consultant the compensation and expenses described in Section 3 hereof.

    5. No Agency. Nothing contained in this Agreement shall be construed as creating an agency relationship between the Company and the Consultant and, without the Company's prior written consent, the Consultant shall have no authority hereunder to bind the Company or make any commitments on the Company's behalf. The Consultant shall not take any action in connection with his rendering of services hereunder which he reasonably believes would cause any third party to assume that he has such authority.

    6. Certain Covenants of the Consultant. The Consultant acknowledges that his obligations pursuant to Sections 5, 6 and 7.1 of the Employment Agreement are ongoing; provided, however, that any breach by the Executive of such Sections 5, 6 and 7.1 of the Employment Agreement shall not, without more, be deemed a breach of this Agreement.

         Upon termination of the Consultant's engagement hereunder, all documents, records, notebooks, and similar repositories of or containing trade secrets or intellectual property then in the Consultant's possession, including copies thereof, whether prepared by the Consultant or others, will be promptly returned to or left with the Company.

         The Company shall be the sole owner of all the products and proceeds of the Consultant's services hereunder, including, but not limited to, all materials, ideas, concepts, formats, suggestions, developments, arrangements, packages, programs and other intellectual properties that the Consultant may acquire, obtain, develop or create in connection with and during the term of the Consultant's engagement hereunder, free and clear of any claims by the Consultant (or anyone claiming under the Consultant) of any kind or character whatsoever. The Consultant shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title and/or interest in or to any such properties.

    7. Rights and Remedies upon Breach. If the Consultant breaches, or threatens to commit a breach of, any of the provisions of Section 5 or 6 of this Agreement, the Company shall have the right and remedy to have the Consultant's obligations pursuant to such Sections specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide adequate remedy to the Company. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity.

    8. Other Provisions.

       8.1 Consent to Jurisdiction and Service of Process. Any legal action, suit or proceeding in equity or in law arising out of or relating to this Agreement and the transactions contemplated hereby or thereby shall be instituted solely in any state or federal court in the state of Missouri and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that such party is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper, or that this Agreement may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law.

       8.2 Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or overnight courier, or sent by certified, registered or express mail, postage prepaid, and shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or overnight courier, or, if mailed, four days after the date of mailing, as follows:

       (i)  if to the Company, to:

            Euan Menzies
            Chief Executive Officer
            RESEARCH INSTITUTE OF AMERICA
            90 Fifth Avenue
            New York, NY  10011

            with a copy to:

            THE THOMSON CORPORATION

            Metro Center at One Station Place
            Stamford at One Station Place
            Stamford, CT  06902
            Attn:  General Counsel

       (ii) if to the Consultant, to:

            Robert W. Nolan, Sr.
            14584 Whittington Court
            Chesterfield, MO  63017

Any party may by notice given in accordance with this Section to the other parties designate another address for receipt of notices hereunder.

       8.3 Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and, upon the Effective Date, supersedes all prior agreements with respect thereto, written or oral, except as specifically provided in Section 6 of this Agreement.

       8.4 Waivers and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties, or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

       8.5 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Missouri applicable to agreements made and to be performed entirely within such State.

       8.6 Assignment. This Agreement, and the Consultant's rights and obligations hereunder, may not be assigned by the Consultant other than by devise, inheritance or operation of intestacy. The Company may, without the Consultant's consent, assign its rights, together with its obligations, under this Agreement in connection with any sale, transfer or other disposition of all or substantially all of its assets or business, whether by merger, consolidation or otherwise. This Agreement shall be binding on any successor to the Company.

       8.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

       8.8 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

       IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                               THOMSON INFORMATION

                                                                  SERVICES, INC.

                               By:
                                  --------------------



                               Robert W. Nolan, Sr.


                               -----------------------